Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2012

Edmonton, Alberta, October 31, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and six months ended September 30, 2012.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended September 30, 2012

•
The Company achieved $24.3 million in Consolidated EBITDA(1), despite significantly lower demand for its Heavy Construction and Mining assets, both compared to the corresponding quarter last year and the previous quarter this year.

•
On October 1, 2012, the Company announced that it had entered into an amended and restated credit agreement with its syndicate of lenders. The amendment extends the maturity date of the existing credit agreement by one year to October 31, 2014, while also easing covenant requirements within the agreement.

•
On September 30, 2012, NAEP negotiated the refinancing of $29.9 million in heavy equipment operating leases, now classified as capital leases. The expected annual impact of the refinancing is a $13.2 million benefit to Consolidated EBITDA and a $4.2 million cash benefit from a net reduction in annual lease payments.

Consolidated Financial Highlights

(dollars in thousands, except per share amounts)	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011
Revenue	$204,191	$245,386	$440,113	$439,409
Gross profit	$25,914	$33,381	$44,102	$39,992
Gross profit margin	12.7%	13.6%	10.0%	9.1%
General and administrative expenses	$10,580	$14,001	$28,298	$24,602
Operating income	$13,253	$18,283	$13,478	$12,614
Operating margin	6.5%	7.5%	3.1%	2.9%
Net income (loss)	$3,710	$6,619	$(1,416)	$(2,395)
Per share information
Net income (loss) - basic	$0.10	$0.18	$(0.04)	$(0.07)
Net income (loss) - diluted	$0.10	$0.18	$(0.04)	$(0.07)
Consolidated EBITDA(1)	$24,327	$27,764	$34,953	$33,940
Capital spending	$5,760	$9,823	$20,716	$17,331

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

NEWS RELEASE

For the three months ended September 30, 2012, the Company reported consolidated revenue of $204.2 million, compared to $245.4 million during the same period last year.  The change in revenue reflects lower Heavy Construction and Mining revenue during the period due to a reduction in demand for mine support services and project delays or deferrals as the Company’s oil sands customers continue to re-assess their mine plans and revisit the timing of expansion projects.  This reduction was partially offset by continued growth in Commercial and Industrial Construction, as the segment benefitted from the continuation of strong piling activity and above-ground construction work performed at the Mt. Milligan Copper/Gold project in Northern British Columbia.

Gross profit for the three months ended September 30, 2012 was $25.9 million, compared to $33.4 million during the same period last year.  Lower volumes in the Heavy Construction and Mining segment reduced the recovery of equipment costs from projects and negatively impacted profitability during the current quarter.  The under recovery of equipment costs in the current quarter was partially mitigated by lower fixed equipment overhead costs and reduced outsourcing of equipment maintenance as part of the business restructuring initiatives implemented earlier in the fiscal year.

The business restructuring initiatives also contributed to a $3.4 million year-over-year reduction in general and administrative expense in the current quarter.  As a result, Consolidated EBITDA as a percentage of revenue of 11.9% for the three months ended September 30, 2012 exceeded 11.3% in the same period last year.

“Although we continue to experience near-term demand headwinds, we are encouraged by the positive impact of our business restructuring initiatives on profitability,” said NAEP’s President and CEO, Martin Ferron.  “While we expect to see even further reduced demand in the oil sands for much of the remainder of the fiscal year, we believe we are taking the appropriate steps to help us remain profitable at lower volumes.  These steps include organizational restructuring, cost reduction, debt repayment and the divestiture of certain non-core assets.  Having recently amended our credit agreement, we now have the flexibility to complete these initiatives that support our goals of enhancing financial performance, reducing debt and improving cash flow.”

Segment Results

Heavy Construction and Mining

	Three Months Ended September 30,		Six Months Ended September 30,
(dollars in thousands)	2012	2011	2012	2011
Segment revenue	$116,582	$159,305	$282,032	$322,696
Segment profit	$10,370	$18,350	$19,018	$26,873
Segment margin	8.9%	11.5%	6.7%	8.3%

NEWS RELEASE

For the three months ended September 30, 2012, revenue from the Heavy Construction and Mining segment was $116.6 million, compared to $159.3 million during the same period last year.  The change reflects a reduction in heavy civil construction, mine services, and tailings management activities performed at the Jackpine and Muskeg River mines.  In addition, reclamation, heavy civil construction and overburden removal activity at the Millennium mine was deferred as this mine plan design continues to be re-assessed.

NAEP was able to offset some of the impact with increased heavy civil work at the Mildred Lake mine relocation project, along with new site development activity at the Joslyn mine and Dover SAGD facility.  Additionally, overburden removal at the Horizon mine returned to normal operating levels where activity was suspended in the prior year due to a production facility fire.

For the three months ended September 30, 2012, Heavy Construction and Mining segment margin decreased to 8.9% of revenue, from 11.5% of revenue during the same period last year.  The reduction reflects a $5.8 million equipment cost under recovery compared to $3.6 million in the prior year as a result of lower demand for the Company’s larger-sized heavy construction fleet.  The severity of the current year under recovery was mitigated by the reduction of fixed equipment overhead and outsourced equipment maintenance expenditures, benefits gained from NAEP’s business restructuring initiatives.
Positive margin recorded on overburden removal activity at the Horizon mine, where work in the prior year was recorded at zero profit, also helped offset these negative impacts.

Six-month results followed a similar trend, with the decline in revenue resulting from reduced activity at the Jackpine, Muskeg River, and Millennium mines, partially offset by increased heavy civil construction at the Mildred Lake mine relocation project and site development at the Joslyn mine and Dover SAGD facility.  Overburden removal also returned to normal operating conditions at the Horizon mine where activity was suspended in the prior year due to a production facility fire.  Margins for the six-month period decreased to 6.7% from 8.3% last year, largely due to the same factors that impacted three-month results.

Commercial and Industrial Construction

	Three Months Ended September 30,		Six Months Ended September 30,
(dollars in thousands)	2012	2011	2012	2011
Segment revenue	$87,609	$86,081	$158,081	$116,713
Segment profit	$16,958	$15,902	$27,434	$16,094
Segment margin	19.4%	18.5%	17.4%	13.8%

For the three months ended September 30, 2012, Commercial and Industrial segment revenues rose slightly to $87.6 million.  Piling activity was particularly strong during the current period, with a high level of activity in Northern Alberta from oil sands customers.  Gains were also achieved as the Company increased structural steel construction activity at the Mt. Milligan Copper/Gold project in Northern British Columbia, achieved significant international sales of manufactured screw piles, and performed work under a multi-year pipeline integrity and maintenance contract with a major Canadian pipeline operator.  These revenue gains were largely offset by a reduction in pipeline construction revenue as the Company continues to shift its focus to more profitable pipeline integrity and maintenance work.

NEWS RELEASE

Commercial and Industrial Construction segment margin improved to 19.4%, from 18.5% last year, reflecting strong contributions from drilled and driven pile volumes in Northern Alberta, which replaced prior-year contributions from two large projects in Saskatchewan.  In addition, profitable pipeline integrity activity in the current period helped to offset the higher volume of profit contribution from pipeline construction activity in the prior year.

For the six months ended September 30, 2012, revenue improved to $158.1 million from $116.7 million in the same period last year.  The sharp year-over-year improvement reflects a return to normal operating conditions in the current period, compared to the extreme weather conditions that caused schedule and project disruptions in the prior year.  The return to normal operating conditions also increased margins to 17.4% from 13.8% in the six-month period last year, supported by the same factors that impacted three-month results.

Outlook

NAEP anticipates the continuation of strong activity in the Commercial and Industrial Construction segment to partially offset the continuation of lower work volumes in the Heavy Construction and Mining segment.

In the Heavy Construction and Mining segment, NAEP expects to continue with the construction of the shear key foundation at the Mildred Lake mine relocation project through the remainder of the fiscal year while construction of the MSE wall on this project will be completed in the third quarter of fiscal 2013.  At the Millennium mine, tailings-related work, including mature fine tailings work, ditching and limestone projects, are expected to ramp up in the third quarter, with reclamation projects providing added volumes in the fourth quarter of fiscal 2013.  Site development activity at the Joslyn mine may build up late in the third quarter and provide steady activity through to the end of the fiscal year.

Recent announcements made by oil sands producers have indicated that demand for external mine support services may continue to be weaker than normal due to project delays, deferrals and insourcing.  As a result, the Company’s visibility for these services remains low.  Demand for reclamation, together with activity on mine expansion projects and the continuation of overburden removal activity at the Horizon mine, is expected to partially offset these impacts.

NEWS RELEASE

In the Commercial and Industrial Construction segment, Piling demand remains strong with sound industry fundamentals and a large project backlog supporting the expectation of continued high activity levels in fiscal 2013, subject to suitable winter weather conditions.  The Company expects its work at the Mt. Milligan project in Northern British Columbia will remain steady through to the end of the calendar year. Tank services activity is expected to provide steady volumes in the third quarter before entering its normal slowdown during the winter months.

Overall, NAEP expects that the impact of lower activity levels will be mostly offset by the cost reduction benefits realized from its initiatives and the increased focus on improving performance and profitability, efficiency and risk management.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended September 30, 2012 tomorrow, Thursday, November1st at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031

International: 1-201-689-8031

A replay will be available through December 1, 2012 by dialing:

Toll Free: 1-877-660-6853

International: 1-201-612-7415

Conference ID: 402989

The live and archived webcast can be accessed at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=170077

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

NEWS RELEASE

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue write-down on the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

NEWS RELEASE

A reconciliation of net income to Consolidated EBITDA is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(dollars in thousands)	2012	2011	2012	2011
Net income (loss)	$3,710	$6,619	$(1,416)	$(2,395)
Adjustments:
Interest expense	8,221	7,548	15,967	14,925
Income tax expense (benefit)	3,210	2,326	729	(1,284)
Depreciation	8,702	8,024	18,668	17,620
Amortization of intangible assets	1,481	1,411	2,625	3,289
Unrealized (gain) loss on derivative financial instruments	(1,896)	1,769	(1,918)	1,432
Loss on disposal of property plant and equipment	592	30	367	428
Loss (gain) on disposal of assets held for sale	8	(496)	(70)	(496)
Stock-based compensation expense	299	381	597	866
Equity in loss (earnings) of unconsolidated joint venture	-	152	(596)	(445)
Consolidated EBITDA	$24,327	$27,764	$34,953	$33,940

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following: that NAEP expects even further reduced demand in the oil sands for much of the remainder of the fiscal year; that the amended credit agreement will provide the flexibility to complete the initiatives that support their goals; that NAEP anticipates the continuation of strong activity in the Commercial and Industrial Construction segment to partially offset the continuation of lower work volumes in the Heavy Construction and Mining segment; that demand for mine construction services remains low and demand could be negatively impacted if these projects are delayed; that demand for support services on existing mine sites is expected to partially offset these impacts in the future; that NAEP expects to continue with the construction of the shear key foundation at Mildred Lake mine relocation project through the remainder of the fiscal year; that NAEP will complete construction of the mechanically stabilized earth wall at the Mildred Lake mine relocation project in the third quarter; that at the Millennium mine, tailings-related work, ditching and limestone hauling projects, are expected to ramp up in the third quarter, with reclamation projects providing added volumes in the fourth quarter; that site development activity at the Joslyn mine may ramp up early in the third quarter and provide steady activity through to the end of the fiscal year; that Piling will have continued high activity levels in fiscal 2013, subject to suitable winter weather conditions; that work at the Mt. Milligan project in Northern British Columbia will remain steady through to the end of the calendar year; that tank services will provide steady volumes in the third quarter before entering its normal slowdown during the winter months; that NAEP expects that the impact of lower activity levels will be offset by the cost reduction benefits realized from its initiatives and the increased focused on improving performance and profitability, efficiency and risk management.

NEWS RELEASE

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months ended September 30, 2012. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

The Company’s Fiscal 2012 annual SEC filing has been made and can be found at http://www.nacg.ca/financial-reports. All shareholders have the ability, upon request, to receive a hard copy of the complete audited financial statements free of charge by providing a mailing address to ir@nacg.ca.

NEWS RELEASE

For further information contact:

Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca